

One Biosciences, Inc. (the "Company") a Texas Corporation, doing business as One CBD

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 and 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
One Biosciences, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31st 2019 and 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 11th, 2021

Vincenzo Mongio

Statement of Financial Position

| | Year Ended December 31, | |
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	119,989	40,057
Accounts Receivable	604	248
Inventory	78,780	87,989
Other Current Assets	3,910	1,367
Total Current Assets	203,283	129,660
Long-Term Assets		
Computer and Office Equipment, Net of Accumulated Depreciation	1,580	2,462
Production Equipment, Net of Accumulated Depreciation	2,000	3,200
Total Long-Term Assets	3,580	5,662
TOTAL ASSETS	206,863	135,322
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	6,401	32,730
Accrued Interest Payable	32,932	6,177
Unearned Revenue	-	158
Sales Tax Payable	347	563
Related Party Advances	342,014	281,976
Other	6,950	-
Total Current Liabilities	388,644	321,604
Long-term Liabilities		
Convertible Promissory Note	154,130	-
Less: Debt Issue Costs	(11,308)	-
Total Long-Term Liabilities	142,822	-
TOTAL LIABILITIES	531,466	321,604
EQUITY		
Common Stock	26	60
Accumulated Deficit	(324,629)	(186,342)
Total Equity	(324,603)	(186,282)
TOTAL LIABILITIES AND EQUITY	206,863	135,322

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	123,521	25,670
Cost of Goods Sold	56,054	20,078
Gross Profit	67,467	5,592
Operating Expenses		
Selling, General and Administrative	177,752	185,120
Depreciation Expense	2,082	584
Total Operating Expenses	179,834	185,704
Net Operating Loss	(112,367)	(180,112)
Other income		
Grants	1,000	-
Other	87	-
Total Other Income	1,087	-
Other Expenses		
Interest Expense	27,006	6,177
Other	-	53
Total Other Expense	27,006	6,230
Provision for Income Tax	-	-
Net Loss	(138,287)	(186,342)

Statement of Operations

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(138,287)	(186,342)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Current Assets	8,850	(89,603)
Current Liabilities	4,426	39,628
Depreciation	2,082	584
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,357	(49,391)
Net Cash provided by Operating Activities	(122,929)	(235,733)
INVESTING ACTIVITIES		
Fixed Asset Capital Expenditures (Increase)	-	(6,246)
Net Cash provided by Investing Activities	-	(6,246)
FINANCING ACTIVITIES		
Issuance of Common Stock	2	60
Advances from Shareholders	60,038	281,976
Convertible issuances net of debt issuance costs of $11,308	142,822	-
Net Cash provided by Financing Activities	202,862	282,036
Cash at the beginning of period	40,057	-
Net Cash increase for period	79,932	40,057
Cash at end of period	119,989	40,057

Statement Changes in Shareholder Equity

Common Stock

	# of Shares Amount	$ Amount	Subscription Receivable	APIC	Deferred Compensation	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 3/31/19 (inception)	-	-	-	-		-	-
Issuance of Common Stock	6,000,000	60	-	-		-	60
Net Loss	-	-	-	-		(186,342)	(186,342)
Ending Balance 12/31/2019	6,000,000	60	-	-		(186,342)	(186,282)
Issuance of Common Stock	199,493	5	(36)	-	(3)		(34)
Net Loss	-	-		-		(138,287)	(138,287)
Ending Balance 12/31/2020	6,199,493	65	(36)	-	(3)	(324,629)	(324,603)

One Biosciences, Inc.
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

One Biosciences, Inc. ("the Company"), doing business as One CBD was formed on March 31st 2019 under the laws of the State of Texas. The Company earns revenue from the distribution of CBD and related products through an ecommerce platform to customers in the United States of America.

The Company will continue its ongoing equity crowdfunding offering in 2021 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and has no predecessor entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Revenue Recognition

The Company recognize revenues when (a) persuasive evidence that an agreement exists; (b) the products have been shipped; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The Company does not reduce revenue reported by reserving for sales that are expected to be returned based on historical data. While the company allows for returned products, the company has no historical returns of products for the basis of calculating expected returns as we have not had any returns in our company history. The company does, however, reduce revenue based on discounts given to clients at the time of purchase.

Substantially all sales are consummated via the Company's online store and payment is received before goods are shipped. The timing between cash receipt and product shipping is nominal ranging from a few hours to a few days and is consistent from day to day.

Disaggregated Revenue Sources		
Source	**2020**	**2019**
Retail	100,984	25,427
Wholesale	22,536	243
Total	123,521	25,670

Inventory and Cost of Goods Sold

The company's inventory is stated at cost and allocates costs to units sold based on the average cost method.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred and are presented in Selling, general, and administrative. Advertising expenses were $60K and $26K in 2019 and 2020 respectively.

Selling, General, and Administrative

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Share based compensation - ASC 718-10-50

For the year ended December 2020, the company granted board members, advisors, and employees 382,999 shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $3 as determined by assigning par value of $.00001 to each share granted. Since there is no secondary market activity and the company has a negative net worth, management believes that par value best approximates the value of the shares issued.

Summary of Share-based Compensation Arrangements

	2019	2020
Beginning	-	-
Granted	-	382,999
Vested	-	117,027
Total Cumulative Shares Granted for Compensation	-	117,027
Ending Shares Remaining to Vest	-	265,972
Weighted-average grant-date fair value of shares vested	-	0.00001
Weighted Average grant-date fair value of shares granted	-	0.00001

Note 3 - Debt

Loans from Shareholders

The company has entered into a $350,000 loan agreement with a shareholder for the purposes of funding operations. The amounts are due April 1, 2022 and bears interest at the rate of 8% per annum. The outstanding balance as of December 31st, 2020 was 342,014 with interest accrued of $33K.

Convertible Promissory Notes

The company is currently undergoing a crowdfunding campaign on a platform called WeFunder. As of December 31st, 2020, the company has raised $154K in convertible notes accruing interest at 8%. The notes are convertible into shares of the Company's preferred stock in the event of prepayment by the company or common stock in the event of a change of control or qualified financing event at a 20% discount. The company accrued interest of $541 related to these issuances.

Note 4 - Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 6,000,000 and 6,199,483 shares were issued and outstanding as of 2019 and 2020 respectively.

Note 6 - Related Party Transactions

 See note 3.

Note 7 - Subsequent Events

 The Company has evaluated events subsequent to December 31st, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 11th, 2021 the date these financial statements were available to be issued. No events require disclosure or recognition.

Note 8 - Risks and Uncertainties

 Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

 Since December 31st, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

 The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Concentration risk: Substantially all the components that generate our revenue are sourced via a single vendor. If this vendor's operations are disrupted there would be a material adverse impact to our results of operation and financial position.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

 While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

 We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.